the Princor
    Mutual
    Funds


November 17, 1997



Mr. Stephan L. Jones
President
Principal Special Markets Fund, Inc.
The Principal Financial Group
Des Moines, IA 50392-0200



Dear Mr. Jones

     Principal Mutual Life Insurance Company intends to purchase 3,100,000 shares of Common Stock of Principal Special Markets Fund, Inc. - International Emerging Markets Portfolio, par value $.01 per share (the "Shares") at $10.00 per share. In connection with such purchase, Principal Mutual Life Insurance Company represents and warrants that it will purchase such Shares as an investment and not with a view to resale, distribution or redemption.


                                 PRINCIPAL MUTUAL LIFE INSURANCE COMPANY


                                 BY_/s/Michael D. Roughton______________
                                    Michael D. Roughton




Princor Financial Services Corporation, The Principal Financial Group, Des Moines, Iowa 50392-0200 (800) 247-4123/FAX (515) 248-4745